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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Home Financial Bancorp
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

43708T 10 1
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (12-02) CUSIP No. 43708T 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Owen Community Bank, s.b. Employee Stock Ownership Plan and Trust, I.R.S. Identification No. 35-1987994
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] N/A (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,975
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,975
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,975 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 10.2%
12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)    Home Financial Bancorp

(b)    279 E. Morgan Street, Spencer, Indiana 47460

Item 2.

(a)    Owen Community Bank, s.b. Employee Stock Ownership Plan and Trust

(b)    c/o Community Trust & Investment Company, Inc., Trustee, 105 N. Pete Ellis Drive, Suite B,
         P.O. Box 5996, Bloomington, Indiana 47407

(c)    Indiana

(d)    Home Financial Bancorp Common Stock, without par value

(e)    43708T 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)     [X] An employee benefit plan or endowment fund in accordance with §§ 240.13d-1(b)(l)(ii)(F)

Item 4.   Ownership

(a) 137,975 (b) 10.2%

(c)	(i)	0
	(ii)	137,975
	(iii)	0
	(iv)	137,975

Item 5.   Ownership of Five Percent or Less of a Class

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Pursuant to the Owen Community Bank, s.b. Employee Stock Ownership Plan and Trust Agreement, the Administrative Committee which administers the plan has the authority to direct the manner in which dividends and/or proceeds from the sale of securities are distributed.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company or Control Person

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10.   Certifications

(a)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-9-05 —————————————— Date

Community Trust & Investment Company, Inc.
as Trustee for the Owen Community Bank, s.b.
Employee Stock Ownership Plan and Trust

By:  /s/ David Becher
           ————————————
Name: David Becher
Title: Trust Officer, Community Trust

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